news release

ArcelorMittal Announces Cash Tender Offer to Purchase Any and All of its USD 5.375% Notes due 2013

Luxembourg, February 23, 2012 – ArcelorMittal (“ArcelorMittal”) today announced the commencement of an offer (the “Offer”) to purchase for cash any and all of its notes (the “Notes”) of the series set forth in the table below.  The Notes have an aggregate principal amount outstanding of US$1,500,000,000.

ArcelorMittal is making the Offer in order to retire all or a portion of the Notes prior to their maturity.

Description of Notes	CUSIP / ISIN Number	Outstanding Principal Amount	Purchase Price(1)
5.375% Notes due June 1, 2013	03938L AC8 / US03938LAC81 (Registered) 03938LAA2 / US03938LAA26 (Rule 144A) L0302DAM5 / USL0302DAM58 (Reg. S)	U.S.$1,500,000,000	U.S.$1,037.50

(1) Per US$1,000 principal amount of Notes accepted for purchase.  ArcelorMittal will also pay accrued and unpaid interest from, and including, the last interest payment date for the Notes to, but not including, the Settlement Date (as defined below).

The Offer is being made pursuant to an Offer to Purchase dated February 23, 2012 (the “Offer to Purchase,” as it may be amended or supplemented from time to time) which sets forth in more detail the terms and conditions of the Offer.

The Offer will expire at 5:00 p.m., New York City time, on March 1, 2012, unless extended or earlier terminated (such date and time, as they may be extended or earlier terminated, the “Expiration Time”).  Any Notes purchased pursuant to the Offer will be paid for in same-day funds on the third business day following the date of tender, or as soon thereafter as practicable (such payment date, the “Settlement Date” for such tender).

The Offer is not contingent upon the tender of any minimum principal amount of Notes.

ArcelorMittal is making a concurrent bond offering, consisting of three-year, five-year and ten-year notes. The proceeds from such bond financing are expected to provide sufficient financing for the purchase of the Notes as described above, plus costs and expenses related to the Offer.  If the total amount owed in connection with the Offer exceeds the net proceeds of the concurrent bond financing, ArcelorMittal will fund this excess with internally generated funds.

ArcelorMittal has retained J.P. Morgan Securities LLC to serve as the dealer manager for the Offer.  D.F. King & Co., Inc. has been retained to serve as the information agent.

For additional information regarding the terms of the Offer, please contact J.P. Morgan Securities LLC at +1 (866) 834-4666 (toll free within U.S.).  Requests for documents and questions regarding the tender of Notes may be directed to D.F. King & Co., Inc. toll free at 1 (800) 967-7921 or collect at 1 (212) 269-5550.

The Offer to Purchase is expected to be distributed to holders of Notes beginning today.  Copies of the Offer to Purchase may also be obtained at no charge from D.F. King & Co., Inc.

None of ArcelorMittal, the dealer manager or the information agent makes any recommendation as to whether any holder of the Notes should tender or refrain from tendering all or any portion of the principal amount of the Notes.

This press release is neither an offer to purchase nor a solicitation to buy any of these Notes nor is it a solicitation for acceptance of the Offer.  ArcelorMittal is making the Offer only by, and pursuant to the terms of, the Offer to Purchase.  The Offer is not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase.

###

United Kingdom.  The communication of the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”); (2) persons who fall within Article 49 of the FPO (“high net worth companies, unincorporated associations etc.”); or (3) any other persons to whom these documents and/or materials may lawfully be communicated. Any investment or investment activity to which this Offer to Purchase relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

France.  The Offer is not being made, directly or indirectly, to the public in France. Neither the Offer to Purchase nor any other documents or offering materials relating to the Offer have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offer. The Offer to Purchase has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy.  Neither of the Offer to Purchase nor any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations, and therefore the Tender Offer may only be made or promoted, directly or indirectly, in or into the Republic of Italy to the extent it may rely on one of  the exemptions set forth by Article 101-bis, paragraph 3-bis of Legislative Decree no. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 3 and/or paragraph 4, letter (b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "CONSOB Regulation"), as the case may be.
Accordingly, the Offer is not addressed to, and neither the Offer to Purchase nor any other documents, materials or information relating, directly or indirectly, to the Offer can be distributed or otherwise sent (either directly or indirectly) to any person in Italy, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available, other than to (i) qualified investors (investitori qualificati), as defined pursuant to Article 100, paragraph 1, letter (a) of the Financial Services Act and Article 34-ter, paragraph 1, letter (b), of CONSOB Regulation (the “Qualified Investors”) and/or (ii) holders of Notes having a minimum denomination  of at least €50,000 (or its equivalent in another currency) in accordance with article 35-bis, paragraph 4, letter (b) of the CONSOB Regulation (the “Eligible Noteholders” and, together with the Qualified Investors, the “Eligible Italian Investors”).
Holders or beneficial owners of the Notes that are located in Italy and qualify as Eligible Italian Investors can tender Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.
European Economic Area.  In any European Economic Area ("EEA") Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, together with any applicable implementing measures in any Member State, the "Prospectus Directive"), the Offer to Purchase will only be addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

Canada.  The materials relating to the Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.